Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2018 Q4/year-end
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2018 fourth-quarter and full-year results

Achieves seventh consecutive year of meeting production and cost guidance

Paracatu and Bald Mountain deliver record annual production; Tasiast achieves record quarterly production

Strong 2019 outlook forecasting production of 2.5 million Au eq. oz. and costs in line with 2018

Toronto, Ontario – February 13, 2019 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the fourth-quarter and year-end December 31, 2018.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 37 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2018 full-year results and 2019 outlook:

	2018 outlook (+/- 5%)	2018 full-year results	2019 outlook (+/- 5%)
Gold equivalent production[1] (ounces)	2.5 million	2.45 million	2.5 million
Production cost of sales[2] ($ per Au eq. oz.)	$730	$734	$730
All-in sustaining cost[2] ($ per Au eq. oz.)	$975	$965	$995
Capital expenditures	$1,075 million	$1,043 million	$1,050 million

CEO Commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2018 fourth-quarter and year-end results:

“Kinross once again delivered on its commitments in 2018, as we met our production, cost and capital guidance for the seventh consecutive year. Our portfolio of mines produced solid results, with standout performances from Paracatu and Bald Mountain, both of which delivered record annual production. Following successful completion of the Tasiast Phase One expansion, the mine achieved record production in the fourth quarter, with throughput and recoveries exceeding expectations. Kinross also generated approximately $790 million in operating cash flow and maintained its strong balance sheet, with $1.9 billion in liquidity and no debt maturities until 2021.

“We expect to deliver another strong year in 2019, producing approximately 2.5 million gold equivalent ounces at costs similar to 2018. Our development projects are proceeding well, and we look forward to a number of milestones this year, including: the start of commissioning of the Bald Mountain Vantage Complex processing circuit and completion of the Lobo-Marte scoping study in the first quarter; the start of commissioning of the Round Mountain Phase W processing circuit in the second quarter; and, the completion of the La Coipa Restart feasibility study and the start of stripping at Fort Knox Gilmore in the third quarter.

“At Tasiast, we continue to evaluate alternative approaches to further increase throughput and reduce capital while preserving the overall value of the project. The project financing is progressing well and we are targeting completion mid-year.”

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 27 to 31 of this news release.

p. 1 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

2018 Q4 and full-year highlights:

•	Production[1]: 610,152 gold equivalent ounces (Au eq. oz.) in Q4 2018 and 2,452,398 Au eq. oz. in 2018.
•	Revenue: $786.5 million in Q4 2018 and $3,212.6 million in 2018.
•	Production cost of sales[2]: $743 per Au eq. oz. in Q4 2018 and $734 per Au eq. oz. in 2018.
•	All-in sustaining cost[2]: $961 per Au eq. oz. sold in Q4 2018 and $965 per Au eq. oz. sold in 2018. All-in sustaining cost per Au oz. sold on a by-product basis was $955 in Q4 2018 and $959 per Au oz. sold in 2018.
•	Operating cash flow: $183.5 million in Q4 2018 and $788.7 million in 2018.
•	Adjusted operating cash flow[2]: $135.8 million in Q4 2018 and $874.2 million for 2018.
•	Reported net loss[3]: $27.7 million, or $0.02 per share in Q4 2018, and $23.6 million, or $0.02 per share, in 2018.
•	Adjusted net earnings[2,3]: adjusted net earnings of $13.5 million, or $0.01 per share in Q4 2018, and adjusted net earnings of $128.1 million, or $0.10 per share, in 2018.
•	Balance sheet: Cash and cash equivalents of $349.0 million, and total liquidity of $1,901.9 million at December 31, 2018. No debt maturities until 2021.

Operations and organic development projects:

•	Paracatu delivers record annual production mainly due to higher recoveries and throughput, increasing production 45% year-over-year while reducing costs.
•	Bald Mountain achieves record annual production, and Tasiast delivers record quarterly production in the fourth quarter as throughput and recoveries exceed expectations.
•	The Round Mountain Phase W project continues to progress on budget and on schedule, with pre-stripping advancing well and commissioning of the processing circuit expected to begin in Q2 2019.
•	The Bald Mountain Vantage Complex project is proceeding well, with commissioning of the processing circuit expected to begin in Q1 2019.
•	The Fort Knox Gilmore project in Alaska remains on schedule, with stripping expected to commence in Q3 2019.
•	In Chile, the La Coipa Restart project feasibility study is scheduled to be completed in Q3 2019 and the Lobo-Marte scoping study is expected to be completed in Q1 2019.
•	The Tasiast Phase Two expansion continues to be a viable option as the Company completes its evaluation of alternative approaches to further increase throughput at the site.

Exploration and mineral reserves and resources update4:

•	Kinross added approximately 2.3 million ounces to reserve estimates in 2018, including approximately 1.9 million ounces at Fort Knox, to largely offset depletion.
•	Mineral reserve estimates at year-end 2018 were 25.5 million ounces, compared with 25.9 million ounces at year-end 2017.
•	The Company extended mine life at Kupol and Chirano by one year, with strong exploration results at both sites.
•	Exploration activities added a total of approximately 343 Au koz. to the Company’s estimated mineral reserves and 414 Au koz. to estimated measured and indicated mineral resources.

3 Net earnings/loss figures in this release represent “net (loss) earnings from continuing operations attributable to common shareholders”.

4 See also Kinross’ Annual Mineral Reserve and Mineral Resource Statement, estimated as at December 31, 2018, and explanatory notes starting at page 32.

p. 2 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

	Three months ended		Years ended
	December 31,		December 31,
(in millions, except ounces, per share amounts, and per ounce amounts)	2018	2017	2018	2017
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	615,279	659,339	2,475,068	2,698,136
Sold(c)	641,101	634,762	2,532,912	2,621,875

Attributable gold equivalent ounces(a)
Produced(c)	610,152	652,710	2,452,398	2,673,533
Sold(c)	636,183	628,565	2,510,419	2,596,754

Financial Highlights
Metal sales	$786.5	$810.3	$3,212.6	$3,303.0
Production cost of sales	$476.4	$414.5	$1,860.5	$1,757.4
Depreciation, depletion and amortization	$184.3	$190.3	$772.4	$819.4
Impairment, net of reversals	$-	$21.5	$-	$21.5
Operating earnings	$25.1	$102.9	$200.5	$336.5
Net (loss) earnings attributable to common shareholders	$(27.7)	$217.6	$(23.6)	$445.4
Basic (loss) earnings per share attributable to common shareholders	$(0.02)	$0.17	$(0.02)	$0.36
Diluted (loss) earnings per share attributable to common shareholders	$(0.02)	$0.17	$(0.02)	$0.35
Adjusted net earnings attributable to common shareholders(b)	$13.5	$16.3	$128.1	$178.7
Adjusted net earnings per share(b)	$0.01	$0.01	$0.10	$0.14
Net cash flow provided from operating activities	$183.5	$366.4	$788.7	$951.6
Adjusted operating cash flow(b)	$135.8	$364.2	$874.2	$1,166.7
Capital expenditures	$273.0	$313.3	$1,043.4	$897.6
Average realized gold price per ounce(d)	$1,226	$1,276	$1,268	$1,260
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$743	$653	$735	$670
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$743	$653	$734	$669
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$733	$637	$723	$653
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$955	$1,013	$959	$946
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$961	$1,019	$965	$954
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,287	$1,308	$1,275	$1,164
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,286	$1,308	$1,274	$1,166

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages 27 to 31 of this news release.
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2018 was 80.74:1 (2017 - 73.72:1). The ratio for Q4 2018 was 84.42:1 (Q4 2017 – 76.22:1)
(d)	The definition of this non-GAAP financial measure is included on page 31 of this news release.

The following operating and financial results are based on fourth-quarter and year-end 2018 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 610,152 attributable Au eq. oz. in the fourth quarter of 2018, compared with 652,710 in the fourth quarter of 2017, mainly due to lower production at Fort Knox and Bald Mountain, partially offset by record production at Tasiast and Paracatu.

Kinross produced 2,452,398 attributable Au eq. oz. for full-year 2018, which was in line with the Company’s 2018 guidance range. This compares with production of 2,673,533 Au eq. oz. for full-year 2017.

Production cost of sales: Production cost of sales per Au eq. oz.2 was $743 for the fourth quarter of 2018, compared with $653 for the fourth quarter of 2017, largely due to higher cost of sales per ounce sold at Fort Knox. Production cost of sales per Au oz. on a by-product basis2 was $733 in Q4 2018, compared with $637 in Q4 2017, based on Q4 2018 attributable gold sales of 623,930 ounces and attributable silver sales of 1,034,273 ounces.

Production cost of sales per Au eq. oz. was $734 for full-year 2018, which was in line with the Company’s 2018 guidance. This compares with production cost of sales of $669 per Au eq. oz. for full-year 2017. The full-year increase was mainly due to increases in cost of sales per ounce sold at Fort Knox and Tasiast. Production cost of sales per Au oz. on a by-product basis2 was $723 for full-year 2018, compared with $653 for full-year 2017, based on 2018 attributable gold sales of 2,458,069 ounces and attributable silver sales of 4,229,257 ounces.

p. 3 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 decreased to $961 in Q4 2018, compared with $1,019 in Q4 2017. All-in sustaining cost per Au oz. sold on a by-product basis2 decreased to $955 in Q4 2018, compared with $1,013 in Q4 2017.

All-in sustaining cost per Au eq. oz. sold was $965 for full-year 2018, which was at the lower end of the Company’s 2018 guidance range, compared with $954 for full-year 2017. All-in sustaining cost per Au oz. sold on a by-product basis was $959 for full-year 2018, compared with $946 for full-year 2017.

Revenue: Revenue from metal sales was $786.5 million in the fourth quarter of 2018, compared with $810.3 million during the same period in 2017.

Revenue was $3,212.6 million for full-year 2018, which was largely in line with revenue of $3,303.0 million for full-year 2017.

Average realized gold price5: The average realized gold price in Q4 2018 decreased to $1,226 per ounce, compared with $1,276 per ounce in Q4 2017.

The average realized gold price per ounce was $1,268 for full-year 2018, mainly in line with $1,260 per ounce for full-year 2017.

Margins: Kinross’ attributable margin per Au eq. oz. sold6 was $483 per Au eq. oz. for the fourth quarter of 2018, compared with the Q4 2017 margin of $623 per Au eq. oz. sold. Full-year 2018 margin per Au eq. oz. sold was $534, compared with $591 for full-year 2017.

Operating cash flow: Adjusted operating cash flow2 was $135.8 million for the fourth quarter of 2018, compared with $364.2 million for Q4 2017. Adjusted operating cash flow for full-year 2018 was $874.2 million, compared with $1,166.7 million for full-year 2017.

Net operating cash flow was $183.5 million for the fourth quarter of 2018, compared with $366.4 million for Q4 2017. Net operating cash flow for full-year 2018 was $788.7 million, compared with $951.6 million for full-year 2017.

Earnings/loss: Adjusted net earnings2,3 was $13.5 million, or $0.01 per share, for Q4 2018, compared with adjusted net earnings of $16.3 million, or $0.01 per share, for Q4 2017. Full-year 2018 adjusted net earnings was $128.1 million, or $0.10 per share, compared with adjusted net earnings of $178.7 million, or $0.14 per share, for full-year 2017.

Reported net loss3 was $27.7 million, or $0.02 per share, for Q4 2018, compared with net earnings of $217.6 million, or $0.17 per share, in Q4 2017. Full-year 2018 reported net loss was $23.6 million, or $0.02 per share, compared with net earnings of $445.4 million, or $0.36 per share, for full-year 2017. This change was primarily a result of decreased operating earnings, a reversal of impairment charges related to the Cerro Casale sale in 2017, and an increase in 2018 income tax expense.

Capital expenditures: Capital expenditures decreased to $273.0 million for Q4 2018, compared with $313.3 million for the same period last year.

Capital expenditures for full-year 2018 were $1,043.4 million, compared with $897.6 million for 2017, primarily due to increased spending at Round Mountain, Bald Mountain and Tasiast, partially offset by lower spending at Paracatu and Chirano. Capital expenditures were at the low end of the Company’s guidance.

5 Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold.

6 Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 4 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Balance sheet

As of December 31, 2018, Kinross had cash and cash equivalents of $349.0 million, compared with $1,025.8 million at December 31, 2017. The decrease was primarily due to capital expenditures at the Company’s development projects and the acquisition of two hydroelectric power plants in Brazil, partially offset by net operating cash inflows.

The Company has available credit of $1,552.9 million as of year-end 2018, for total liquidity of $1,901.9 million, and no scheduled debt repayments until 2021.

Operating results

Mine-by-mine summaries for 2018 fourth-quarter and full-year operating results may be found on pages 22 and 26 of this news release. Highlights include the following:

Americas

The Americas region, which represented 61% of Kinross’ 2018 production, delivered strong results during the year. Paracatu and Bald Mountain achieved record annual production, while Round Mountain continued to perform well.

Paracatu performed strongly in 2018, with production increasing 45% compared with full-year 2017. The record annual production was mainly as a result of record recoveries in Plant 2, and significant increases in tonnes of ore mined and processed. Production in Q4 2018 was higher compared with the previous quarter mainly due to an increase in grades and higher recoveries. Cost of sales per ounce in 2018 was lower compared with 2017 primarily as a result of lower power costs due to the acquisition of the power plants in the third quarter and favourable foreign exchange movements. Higher grades also contributed to the lower cost of sales per ounce in Q4 2018 versus the previous quarter.

At Round Mountain, 2018 production met expectations but was lower compared with 2017 primarily due to fewer ounces recovered from the heap leach pads, partially offset by the timing of ounces processed through the mill. Production in Q4 2018 was largely consistent compared with the previous quarter. Full-year cost of sales per ounce was higher year-over-year mainly due to lower heap leach grades and higher fuel and power costs. Cost of sales per ounce increased in Q4 2018 compared with the previous quarter mainly due to higher processing costs.

Bald Mountain continued to perform well, achieving record full-year production in 2018. Production in Q4 2018 was lower compared with Q3 2018 mainly as a result of timing of recoveries from the heap leach pads. Cost of sales per ounce for 2018 was lower than full-year 2017 mainly as a result of less operating waste mined and the timing of gold equivalent ounces sold. Cost of sales per ounce in Q4 2018 increased compared with the previous quarter mainly due to fewer ounces recovered from the heap leach pads.

Fort Knox full-year production decreased year-over-year largely due to a decrease in grades and tonnes of ore processed in the mill and placed on the heap leach pads. The pit wall failure in Q1 2018 also limited access to higher-grade ore and higher than average rainfall in the second half of 2018 affected geotechnical stability. Production in the fourth quarter was largely consistent with the third quarter of 2018. Full-year cost of sales per ounce was higher compared with 2017 mainly due to a decline in grades and an increase in operating waste mined. Cost of sales per ounce in Q4 2018 was lower versus Q3 2018 mainly due to lower processing costs.

Maricunga delivered strong results during the year, as production from the rinsing of heap materials placed on the pads prior to the suspension of mining activities was better than expected. Cost of sales per ounce for full-year 2018 was higher than 2017 mainly due to timing of sales.

Russia

The region continued its strong and consistent performance, as Kupol and Dvoinoye’s combined full-year production met expectations, while cost of sales per ounce outperformed. Full-year production was lower than the previous year mainly due to the expected decrease in grades and the completion of mining of the September Northeast deposit at the end of 2017. Production quarter-over-quarter was largely consistent.

p. 5 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Full-year cost of sales per ounce was slightly higher versus 2017 mainly due to lower grades at Dvoinoye and increased maintenance costs. Q4 2018 cost of sales per ounce was lower quarter-over-quarter mainly due to less operating waste mined and lower labour costs at Dvoinoye.

At the Dvoinoye Zone 1 deposit, development is continuing as scheduled and production is expected to commence in mid-2019.

West Africa

Full-year production at Tasiast was slightly higher compared with 2017 mainly due to the completion of the Phase One expansion in the third quarter. The site achieved record quarterly production in Q4 2018 mainly due to higher than expected throughput at the new mill and better mill grades and recoveries. Cost of sales per ounce for the full year was higher compared with 2017 mainly due to higher fuel and maintenance costs and an increase in operating waste mined. Cost of sales per ounce was lower in Q4 2018 compared with Q3 2018 mainly due to higher mill grades and lower operating waste mined.

Production at Chirano was slightly lower for the full-year compared with 2017 mainly due to anticipated lower grades, and was lower quarter-over-quarter primarily as a result of lower mill throughput. Cost of sales per ounce for full-year 2018 decreased compared with 2017 mainly due to lower overhead, maintenance and power costs, as open pit mining was suspended in Q3 2017. Cost of sales per ounce was higher in Q4 2018 versus Q3 2018 mainly due to lower mill throughput, partially offset by lower power costs and favourable foreign exchange movements.

Organic development projects

Tasiast expansion update

Tasiast continues to perform strongly, achieving record quarterly production in Q4 2018. The site is currently exceeding throughput and recovery expectations. The Phase One expansion has been completed successfully and the new SAG mill is performing very well. In addition, continuous improvement initiatives have been undertaken which are expected to result in meaningful cost and operational improvements. The Company expects Tasiast to continue to deliver strong operational performance in 2019.

The Phase Two expansion continues to be a viable option as the Company completes its evaluation of alternative approaches to further increase throughput at Tasiast. The evaluation is seeking ways to reduce capital expenditures, while preserving the overall value proposition, and incorporates strong Phase One performance results, including throughput averaging above nameplate capacity. Phase Two expansion considerations include, among other matters: results from the Company’s evaluation of alternative throughput approaches; acceptable project financing terms; capital priorities across the Company’s portfolio; and, the ongoing discussions with the Government of Mauritania.

These discussions with the Government have focused on matters that arise occasionally and are generally common to the mining sector. These matters include tax issues, expatriate work permits, and increasing opportunities for local suppliers, in accordance with Kinross policy and applicable laws. In addition, the parties have engaged in an ongoing dialogue regarding the Company’s exemption from importation duties on fuel under the Tasiast Mining Convention. Further, the Company continues to seek from the Government an exploitation license for Tasiast Sud.

The Government has not expressed an intention to re-open the Tasiast Mining Convention, and in any event, Kinross remains protected by its rights under the Mining Convention, which includes international arbitration provisions. The existing Tasiast operation is also covered under the Company’s political risk insurance policy with the Multilateral Investment Guarantee Agency (MIGA), a member of the World Bank Group.

p. 6 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Kinross continues to advance discussions to obtain the approximately $300 million in project financing for Tasiast. In addition to the previously signed mandate letters with Export Development Canada (EDC) and the International Finance Corporation (IFC), which indicated their interest in the financing, subject to completing due diligence, two commercial banks have also expressed interest in the financing and are now engaged in the due diligence process. The financing is progressing and completion is targeted for mid-2019.

Round Mountain Phase W

The Round Mountain Phase W project continues to progress on schedule and on budget, with pre-stripping advancing well. Initial low grade Phase W ore has been encountered and is being placed on the existing heap leach pads. Construction of the new heap leach pad is now approximately 80% complete, while construction of the vertical carbon-in-column (VCIC) plant is approximately 50% complete, with commissioning for both expected to start in Q2 2019. Construction of mine infrastructure such as the truck shop, warehouse, wash bay and fuel island are all proceeding as planned and are approximately 35% complete.

Fort Knox Gilmore project

The Fort Knox Gilmore project is progressing well, on schedule and on budget, with initial ore expected in early 2020. Construction of the heap leach has begun and will continue during the 2019 and 2020 construction seasons. Expansion of the dewatering system will continue throughout the year in anticipation of stripping that is expected to commence in Q3 2019.

Bald Mountain Vantage Complex

The Bald Mountain Vantage Complex project is proceeding well, with construction of the heap leach approximately 85% complete, and the VCIC approximately 30% complete. Some challenges due to weather and a tight labour market have been encountered, but commissioning of the heap leach and processing facilities remain on track to begin in late Q1 2019. Support infrastructure including the truck shop, warehouse, and wash bay is approximately 25% complete. Stacking of economic but previously leached ore on the new heap leach pad is underway with approximately 50% of the material moved onto a segregated portion. Mining activities at the Vantage Complex have commenced and initial ore is now being mined and stockpiled in preparation for placement on the new heap.

Chile projects

The feasibility study for the La Coipa Restart project and the scoping study for the Lobo-Marte project are both proceeding well, and are expected to conclude in the third quarter of 2019 and first quarter of 2019, respectively. Permitting is in place for the La Coipa Restart project and permitting strategy planning has begun at Lobo-Marte.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 37 of this news release.

In 2019, Kinross expects to produce 2.5 million Au eq. oz. (+/- 5%) from its operations, in line with 2018 production. Production is expected to be lower in the first quarter of 2019 compared with the rest of the year, mainly as a result of the expected Bald Mountain Vantage Complex project ramp up and lower production from Fort Knox as per the operation’s mining and milling strategy.

Production cost of sales is expected to be $730 per Au eq. oz. (+/- 5%) for 2019, which is in line with full-year 2018 cost of sales. The Company expects all-in sustaining cost to be $995 (+/- 5%) per ounce sold on both a gold equivalent and by-product basis for 2019, which is largely in line with full-year 2018 all-in sustaining cost per ounce.

The table below summarizes the 2019 forecast for production and production cost of sales on a gold equivalent and by-product accounting basis:

p. 7 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Accounting basis	2019 Outlook (+/- 5%)
Gold equivalent basis
Production (Au eq. oz.)	2.5 million
Average production cost of sales per Au eq. oz.	$730
All-in sustaining cost per Au eq. oz.	$995
By-product basis
Gold ounces	2.4 million
Silver ounces	3.7 million
Average production cost of sales per Au oz.	$720

The following table provides a summary of the 2019 production and production cost of sales forecast by region:

Region	Forecast 2019 production (Au eq. oz.)	Percentage of total forecast production[7]	Forecast 2019 production cost of sales (per Au eq. oz.)
Americas	1.44 million (+/- 5%)	58%	$750 (+/- 5%)
West Africa (attributable)*	560,000 (+/- 10%)	22%	$800 (+/- 10%)
Russia	500,000 (+/- 3%)	20%	$600 (+/- 3%)
Total	2.5 million (+/- 5%)	100%	$730 (+/- 5%)
*Based on Kinross’ 90% share of Chirano

Material assumptions used to forecast 2019 production cost of sales are as follows:

•	a gold price of $1,200 per ounce,
•	a silver price of $16 per ounce,
•	an oil price of $65 per barrel,
•	foreign exchange rates of:
o	3.50 Brazilian reais to the U.S. dollar,
o	1.30 Canadian dollars to the U.S. dollar,
o	60 Russian roubles to the U.S. dollar,
o	650 Chilean pesos to the U.S. dollar,
o	4.50 Ghanaian cedi to the U.S. dollar,
o	35 Mauritanian ouguiya to the U.S. dollar, and
o	1.11 U.S. dollars to the Euro.

7 The percentages are calculated based on the mid-point of regional 2019 forecast production.

p. 8 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Taking into account existing currency and oil hedges:

•	a 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce[8];
•	specific to the Russian rouble, a 10% change in this exchange rate would be expected to result in an approximate $19 impact on Russian production cost of sales per ounce;
•	specific to the Brazilian real, a 10% change in this exchange rate would be expected to result in an approximate $27 impact on Brazilian production cost of sales per ounce;
•	a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce;
•	a $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per ounce as a result of a change in royalties owing.

Total capital expenditures for 2019 are forecast to be approximately $1,050 million (+/- 5%), which includes capitalized interest of approximately $65 million, and are summarized in the table below:

Region	Forecast 2019 sustaining capital (million)	Forecast 2019 non-sustaining capital (million)	Total forecast capital (+/- 5%) (million)
Americas	$375	$295	$670
West Africa	$35	$240	$275
Russia	$30	$5	$35
Corporate	$5	$0	$5
Total	$445	$540	$985
Capitalized interest			$65
TOTAL			$1,050

Sustaining capital includes the following forecast spending estimates:

•	Mine development:	$180 million (Americas); $15 million (Russia)
•	Mobile equipment:	$70 million (Americas); $10 million (Russia); $5 million (West Africa)
•	Tailings facilities:	$50 million (Americas);
•	Leach facilities:	$20 million (Americas)
•	Mill facilities:	$20 million (Americas); $10 million (West Africa)

Non-sustaining capital includes the following forecast spending estimates:

•	Tasiast West Branch Stripping:	$180 million
•	Round Mountain Phase W:	$175 million
•	Tasiast Project:	$60 million
•	Fort Knox Gilmore:	$45 million
•	Bald Mountain Vantage Complex:	$20 million
•	Development projects and other:	$60 million

The 2019 forecast for exploration is approximately $75 million, none of which is expected to be capitalized, with 2019 overhead (general and administrative and business development expenses) forecast to be approximately $165 million, both of which are consistent with last year’s guidance.

8 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 9 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Other operating costs expected to be incurred in 2019 are approximately $100 million, which includes approximately $40 million of care and maintenance costs in Chile and at Kettle River-Buckhorn.

Based on our assumed gold price of $1,200 and other inputs, tax expense is expected to be negligible and taxes paid are expected to be $95 million, with tax expense increasing at 16% of any profit resulting from higher gold prices and taxes paid increasing at a lower rate of 5%. With a $100 increase in the realized gold price, tax expense and taxes paid are expected to be $40 million and $105 million, respectively.

Depreciation, depletion and amortization is forecast to be approximately $330 (+/-5%) per Au eq. oz.

2018 Mineral Reserves and Mineral Resources update

(See also the Company’s detailed Annual Mineral Reserve and Mineral Resource Statement estimated as at December 31, 2018 and explanatory notes starting at page 32.)

In preparing the Company’s 2018 year-end mineral reserves and mineral resource estimates as of December 31, 2018, Kinross has maintained gold price assumptions used since 2011 of $1,200 per ounce for mineral reserves and $1,400 per ounce for mineral resources. Kinross continues to focus on estimated higher margin, lower cost ounces, and has maintained its fully-loaded costing methodology.

Proven and Probable Mineral Reserves4

Kinross’ total proven and probable gold reserve estimates were 25.5 million Au oz. at year-end 2018, largely in line with reserve estimates of 25.9 million Au oz. at year-end 2017. The addition of approximately 1.9 million ounces of estimated mineral reserves from Fort Knox Gilmore and approximately 343 Au koz. from exploration mostly offset depletion and engineering changes during the year.

Measured and Indicated Mineral Resources4

Kinross’ total estimated measured and indicated mineral resources at year-end 2018 were 27.8 million Au oz. compared with mineral resource estimates of 29.6 million Au oz. at year-end 2017. The slight reduction was mostly due to the conversion of 1.9 million ounces of estimated resources from Fort Knox Gilmore to estimated mineral reserves.

Inferred Mineral Resources4

Kinross’ total estimated inferred gold resources at year-end 2018 increased to approximately 6.5 million Au oz., compared with 6.4 million Au oz. at year-end 2017. Exploration gains at Kupol, Bald Mountain and Chirano, and engineering changes at Paracatu, offset the loss of ounces at Tasiast Sud after the Company was not granted an exploitation license at the project.

p. 10 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Kinross Gold Mineral Reserve and Mineral Resource Estimates[4]

	2017 (Au koz)	Ownership (Au koz)	Depletion (Au koz)	Exploration (Au koz)	Engineering (Au koz)	2018* (Au koz)
Proven and Probable Reserves	25,934	(144)	(2,554)	343	1,945	25,521
Measured and Indicated Resources	29,594	(192)	(72)	414	(1,962)	27,781
Inferred Resources	6,382	(817)	(15)	505	486	6,540

*Totals may not fully add up due to rounding.

Exploration update

The Company’s 2018 exploration efforts continued to focus within the footprint of existing mines. A total of more than 300,000 metres of drilling was completed, of which approximately 47% was drilled in Russia. A total of 343 Au koz. was added to Kinross’ estimated mineral reserves from exploration activities during the year. Exploration also added 414 Au koz. to estimated measured and indicated resources and 505 Au koz. to estimated inferred mineral resources. Most of the additions were from Kupol, Bald Mountain and Chirano. 2018 exploration highlights include:

•	Kupol-Dvoinoye: A total of 258 Au koz. was added to estimated mineral reserves and 40 Au koz. to estimated measured and indicated resources from exploration activities, mainly from Kupol and Zone 1 and Zone 37 at Dvoinoye. At Kupol, the primary objective of 2018 drilling was to test the depth and north extensions of the Kupol main vein system. Drill intercepts continue to confirm high-grade narrow-vein mineralization extending northwards and at depths below the Kupol mine workings. As a result of continued exploration success at Kupol and engineering optimization work at Dvoinoye, scheduled mill production at Kupol has again been extended by one year to late 2023.
•	Chirano: Exploring the depth extensions of Akwaaba, Paboase and Tano increased the site’s estimated mineral reserves by 94 Au koz. in 2018. As well, 142 Au koz. was added to measured and indicated resource estimates and 179 Au koz. to inferred resource estimates. These additions have extended the Chirano mine life by one year to 2021. Exploration results have also shown the increased depth potential at Chirano.
•	Bald Mountain: The drill extensions at Redbird south extensions, Saga, and Winrock added 260 Au koz. to inferred mineral resource estimates at Bald Mountain. During the year, Kinross acquired the remaining 50% portion of the joint venture (JV) area within the Bald Mountain land package that it did not already own and the Company has outlined a series of generative targets, which are planned to be explored in 2019.

For 2019, the brownfields exploration program will follow up on the mineralized targets identified in 2018 with infill drilling and geologic modelling with the goal of converting the mineralization to estimated measured, indicated and inferred mineral resources.

•	Kupol-Dvoinoye: Kinross is expected to spend up to $20 million in 2019 to continue exploring and delineating high potential targets at Kupol and Dvoinoye. At Kupol, the program will continue to explore for depth extensions of the Kupol Central deeps and hanging wall trends. A portion of the budget has also been allocated for exploration of brownfield targets around the mine site. The program at Dvoinoye involves infilling intercepts which were identified in 2018 at the Zone 37 West target. A significant number of brownfield targets are planned to be drill tested during 2019.
•	Chirano: Following successful results in 2018, the Company is increasing exploration spending at Chirano to $7 million to drill depth extensions at Akwaaba and Paboase. The program also includes drifting from the Paboase underground to the Tano underground, where economic gold mineralization was encountered at depth in 2018.

p. 11 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

•	Bald Mountain: Kinross is increasing exploration spending to $12 million at Bald Mountain in 2019. This is expected to be allocated to infill drill programs with the goal of upgrading estimated mineral resources to mineral reserves at Top, Redbird, Saga, Winrock and Yelland. Exploration will also focus on other target areas for mineral resource growth, including targets within the Central Zone (which was previously the JV area).
•	Fort Knox: Kinross will continue to explore the western extension of Gilmore in 2019 as well as continue exploration at the East Wall target. Brownfield targets around the Fort Knox site will also be tested in 2019, including Gil-Sourdough, a satellite deposit from the main Fort Knox deposit.

A more detailed summary of the 2018 highlights is presented below. Additional details may be found in the Appendices. “Appendix A” provides illustrations and captions, and “Appendix B” provides complete drilling results and drill hole location data and accompanying explanatory notes corresponding to the values below.

Appendix A: https://www.kinross.com/files/doc_news/2019/02/Appendix-A_Q4-YE-2018-ExplorationFigures_February-13.pdf

Appendix B:https://www.kinross.com/files/doc_news/2019/02/Appendix-B_Q4-YE-2018-Exploration-Drill-Results_February-13.xlsx

Kupol - Dvoinoye

Exploration during 2018 at Kupol and Dvoinoye successfully added 258 Au koz. to estimated mineral reserves and 40 Au koz. to estimated measured and indicated resources, mainly from Kupol and Zone 1 and Zone 37 at Dvoinoye.

A total of approximately 98,000 metres was drilled at Kupol depth extension at the Central Zone, the Northeast Extension and at the Kupol hanging wall target areas. (See Appendix A: Figure 1) During the early part of the year, a review of the 2017 interpreted mineralized wireframes identified a potential down plunge extension where the Premolar fault separates the northern end of the North Upper domain from the southern end of the North Extension domain. Follow-up drilling resulted in the confirmation of mineralization within the down plunged zone. The Company will continue to focus on infill and depth extension in 2019. (See Appendix A: Figure 2)

The Kupol Deeps (an area stretching from Big Bend to the southern limit of North Upper – see Appendix A: Figure 3) drilling encountered a series of good intercepts that generated most of the inferred resource additions at Kupol. Mineralization, though narrow, is open at depth for which the Company will continue to drill test in 2019. The Northeast Deeps is the direct extension of the Kupol Main vein outside the Kupol mining lease. Drilling in 2018 intersected narrow quartz-carbonate veinlets and breccia fill on the main structure with some high grades.

Results from 2018 drilling indicate that the hanging wall can be traced along the length of the Kupol main vein, however, drilling was widely spaced along the strike and it was challenging to trace the narrow but high-grade veins over appreciable strike length. The Company plans to drill from the underground through current Kupol workings to better target the high-grade veins in 2019.

During the latter part of 2018, drilling provided critical stratigraphic information, which resulted in a new interpretation of the entire Kupol far hanging wall (East Wedge) vein, now seen to consist of a 0.5 km trend, directly east of Kupol. Some of the holes confirmed northward continuation of the favourable Moroshka andesite with altered zones around narrow low-grade quartz veins. At this stage, this interpretation is mostly based on a few holes that will be tested in 2019. (See Appendix A: Figure 1) In addition to the hanging wall, the Kupol Footwall remains largely untested and will be a focus in 2019.

p. 12 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Kupol Mining Licence and Kupol West Property significant down-hole drill intercepts

Hole ID	From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)
Central Strike Deeps
KP18-1406	302	309	7	4	21.80	65.34
KP18-1389	439	445	6	3	12.74	83.95
KP18-1413	412	420	8	4	8.27	120.15
KP18-1438	29	37	8	6	6.23	84.39
KP18-1357	622	627	5	3	8.10	63.94
KP18-1408	494	503	10	5	4.33	25.73
KP18-1371	699	727	27	11	1.29	19.43
KP18-1367	573	574	1	1	26.91	12.06
South Zone
KP18-1465	354	361	7	4	9.75	153.14
KP18-1465	365	378	12	8	3.42	59.32
Northeast Extension
KP18-1429	405	408	2	1	96.89	1217.81
KP18-1393	485	486	1	1	121.90	1773.70
KP18-1439	455	456	1	1	83.77	1362.66
KP18-1387	473	474	1	1	24.34	733.95

At Dvoinoye, a total of approximately 43,000 metres of drilling was achieved during the year, which is double the original plan at the beginning of the year as initial results were very positive. Drilling at Zone 37 West constitutes most of the total drilling at Dvoinoye. The area is west of the Dvoinoye main underground mine. Drilling provided encouraging intercepts that the Company then followed up in order to test the high grades. The veins at Zone 37 West intersected to date point to a series of short strike and parallel domains that are planned for additional testing during 2019. In addition to Zone 37 West, Zone 1, and the September area were also tested in 2018 (see Appendix A: Figure 4).

Dvoinoye significant down-hole drill intercepts

Hole ID	From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)
September Northeast
SP18-026	186	192	6	2	33.90	19.53
SP18-018	32	33	1	1	376.18	192.42
SP18-011	85	87	3	1	37.73	27.03
SP18-018	34	36	2	2	34.59	67.89
SP18-023	71	85	14	5	4.33	4.90
Zone 1 Southwest
Z1-18-004	60	61	1	1	65.18	21.00
Z1-18-014	77	80	3	1	16.79	5.94
Zone 37 West
VO18-042	337	341	4	3	130.10	109.34
VO18-018	345	351	6	2	45.41	57.96
VO18-042	348	352	5	3	6.81	23.16
VO18-031	331	335	4	2	6.45	28.17

Kinross is expected to increase exploration spending in Russia to approximately $20 million in 2019 to continue exploring high potential targets in the Kupol and Dvoinoye land packages. For full drill results and explanatory notes, see Appendix B.

p. 13 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Kupol - Dvoinoye Mineral Reserve and Mineral Resource Estimates[4]

	2017 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2018* (Au koz)
Proven and Probable Reserves	2,011	(466)	288	1,832
Measured and Indicated Resources	323	-	39	362
Inferred Resources	151	-	368	519

*Totals may not fully add up due to rounding.

Chirano

At Chirano, the exploration focus continues to add incremental ounces to the mine life. In 2018, a total of approximately 34,000 metres of drilling was completed at Akwaaba, Paboase, Tano, Mamnao, and Obra. Most of the program focused on infilling the depth potential at Akwaaba and Paboase. In both cases, the results increased the estimated underground reserve leading to a one-year addition to Chirano’s estimated mine life. In total, 94 Au koz. was added to estimated mineral reserves, 142 Au koz. added to estimated measured and indicated mineral resources and 179 Au koz. was added to estimated inferred mineral resources from exploration activities in 2018.

Chirano Mineral Reserve and Mineral Resource Estimates[4]

	2017 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2018* (Au koz)
Proven and Probable Reserves	567	(205)	54	415
Measured and Indicated Resources	746	-	19	765
Inferred Resources	152	-	173	325

*Totals may not fully add up due to rounding.

At Akwaaba, a previously untested hanging wall breccia was drilled, which has proven to be more continuous with depth. Further testing of the upper portions of this mineralized zone is planned for 2019. Within the main orebody, drilling in 2018 extended the indicated reserve base by 100 metres while mineralization remains open at depth. At Paboase, drilling extended the reserve base by 100 metres and recent grade-control close-spaced drilling is returning assay grades higher than the exploration hole results. Though the width of the orebody is becoming narrow, it is interpreted as a feature (pinch and swell) with this type of deposit, and as seen at the upper elevations, a thicker width is expected to be encountered. Mineralization is open at depth.

During 2018, a study was conducted to assess the possibility of underground mining at Tano via the Paboase underground infrastructure. A number of holes were planned to infill a portion of the Tano orebody to confirm if the grades used in the study could be achieved. The results were encouraging, and a drift from Paboase to Tano is being constructed to allow for underground drilling. Drift construction is expected to be completed by mid-2019. The Mamnao orebody was drilled to close the gap between the south and central pit to assess if there is enough potential between the two pits. The results received were encouraging and the Company is planning to mine Mamnao and Akoti South by open pit methods. During the latter part of 2018, three holes were drilled at Obra to investigate the potential to commence a study for the viability of mining Obra by underground mining methods. The holes returned encouraging results and a model will be updated in 2019 for the study. A budget of $7 million has been allocated to Chirano for 2019 to drill the depth extensions of Akwaaba, Paboase, and Tano. (See Appendix A: Figure 5)

p. 14 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Chirano significant down-hole drill intercepts

Hole ID	From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)
Akwaaba
CHDD2619UG	145	164	18	17	9.58
CHDD2598UG	114	142	28	24	4.26
CHDD2693UG	208	232	24	23	4.43
CHDD2669UG	161	193	32	25	3.60
CHDD2603UG	129	169	40	30	2.54
CHDD2629UG	165	173	8	7	12.29
Mamnao
CHRC2685	82	100	18	12	3.86
CHRC2667	63	84	21	20	2.85
CHRC2662	144	156	12	9	3.51
CHRC2668	100	115	15	11	2.12
CHRC2688	159	170	11	7	2.82
CHRC2678	141	152	11	9	2.40
Obra
CHRC2692D	414	492	78	56	2.79
CHRC2665D	474	546	72	53	2.60
CHRC2677D	547	606	59	51	2.26
Paboase
CHDD2560UG	275	296	21	13	6.24
CHDD2564UG	200	212	12	9	10.60
CHDD2566UG	231	254	23	15	4.71
CHDD2570UG	252	263	11	8	5.75
CHDD2571UG	325	342	16	8	3.73
CHDD2562UG	254	261	7	7	8.51
Suraw
CHRC2577DW1	375	385	10	8	4.03
Tano
CHRC2615DW1	504	524	20	16	4.05
CHRC2632D	472	490	18	15	3.24
CHRC2617D	519	536	17	11	3.44
CHRC2615D	531	547	16	11	2.87
CHRC2569D	583	601	18	12	2.41
CHRC2639DW1	542	557	15	10	2.63

For full drill results and explanatory notes, see Appendix B.

p. 15 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Bald Mountain

2018 exploration at Bald Mountain focused on near mine opportunities expected to increase the resource base as well as providing a direct impact on operational planning and sequencing of the numerous pits within the large land package (see Appendix A: Figure 6).

A total of $12 million was spent on the 2018 Bald Mountain exploration program, for which a total of approximately 54,000 metres of drilling was achieved at Top, Redbird, Saga, Winrock, and generative targets. With the acquisition of the remaining 50% of the JV area, Kinross will focus on exploring for more proximal intrusion-related ores with grades greater than 1 g/t. Approximately 260 Au koz. was added to inferred mineral resource estimates at Bald Mountain from exploration in 2018.

At Top, drilling confirmed the continuity of high-grade mineralization along the Skarn fault in the northern section of Top 2 over significant thickness, as well as in the hanging wall area along the F-fault. The geologic model, resource estimation and engineering are expected to be completed in Q1 2019 and are expected to optimize the mine sequencing plan for Top (see Appendix A: Figure 7). At Redbird, drilling at the southern end of the orebody confirmed a shallow high-grade mineralization. In addition, extension drilling has identified an encouraging northwest trend structure that will be further explored in 2019. At Winrock, drilling was aimed at growing the orebody to the south of the historic resource. Results were encouraging, with additional drilling planned for 2019. There were other targets such as ZZ Top in the North Mine area, east of the Top 1 pit, Yelland in the South Mine area, as well as Stageline and Rattlesnake in the Central Zone (previously JV area) that were also drilled. Significant results were achieved from Stageline and ZZ Top. Targets generated in 2017 were further refined in 2018, and will be part of the follow-up programs planned for the budgeted $12 million 2019 exploration program.

Bald Mountain significant down-hole drill intercepts

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
Rat
R18-001	101	113	12	25.24
R18-001	113	155	43	0.72
Redbird
RB18-019	219	262	43	4.58
RBD18-028	321	365	44	2.89
RB18-014	258	340	82	1.23
RB18-012	131	139	8	8.96
RB18-037	355	392	37	1.70
RB18-009	166	210	44	1.39
Saga
SGD18-026	55	272	216	0.74
SGW18-001	55	154	99	0.55
PZ18-017	123	210	87	0.55
SGW18-005	181	250	69	0.64
SG18-011	84	123	40	0.99
SG18-017	137	169	32	0.98
Top
T18-012A	337	477	140	0.92
TD18-003	223	286	62	1.59
TD18-002	142	260	118	0.52
TD18-007	354	391	37	1.60

p. 16 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

T18-015A	463	524	61	0.71
TD18-009	418	433	15	2.27
Winrock
WR18-003	117	125	8	7.72
WR18-028	107	122	15	3.08
WR18-007	139	168	29	1.29
WR18-036	18	30	12	2.47
WRD18-012	34	43	9	3.09
Yelland
YL18-014	270	280	11	5.05
YL18-009	247	264	17	3.12
YL18-009	264	291	27	1.20
YL18-001	229	251	23	1.27

For full drill results and explanatory notes, see Appendix B.

Bald Mountain Mineral Reserve and Mineral Resource Estimates[4]

	2017 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2018* (Au koz)
Proven and Probable Reserves	1,698	(334)	(17)	1,347
Measured and Indicated Resources	3,349	-	(55)	3,294
Inferred Resources	597	-	248	845

*Totals may not fully add up due to rounding.

Fort Knox

The Company continues to explore for mineralization extensions of the Fort Knox orebody (see Appendix A: Figure 8). A total of approximately 11,000 metres of drilling was completed during 2018. At the East Wall, drilling has shown upside in both grade and depth at the contact along the southern flank. However, results were generally neutral as new drilling also indicated that the granite is deeper and lower-grade at the northern edge.

Exploration also selected samples for assay from capitalized dewatering and geotechnical drilling that was ongoing throughout 2018. These holes were primarily along the western edge of Fort Knox. Geological and assay data from these drill holes further refined the shape of the granite-schist contact and extended ore-shears to the west of the current reserve pit.

Re-logging and reinterpretation of the Gil-Sourdough deposit was carried out during the year in preparation for a 2019 drilling program. Re-logging identified a northeast striking, steeply dipping fault system in the heart of the North Gil ore body which the Company plans to test in 2019.

Drilling will continue in 2019 to probe mineralization at the East Wall with a goal of converting and upgrading resources, as well as exploring the Gil-Sourdough gold deposit.

p. 17 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Fort Knox significant down-hole drill intercepts

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
East Wall
FFC18-1768	399	433	34	2.19
FFC18-1742	311	344	34	0.76
Phase 10
PL18-462	175	232	56	1.60
PL18-459	233	305	72	0.35

For full drill results and explanatory notes, see Appendix B.

Fort Knox Mineral Reserve and Mineral Resource Estimates[4]

	2017 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2018* (Au koz)
Proven and Probable Reserves	1,245	(250)	2,041	3,036
Measured and Indicated Resources	3,229	-	(1,432)	1,797
Inferred Resources	689	(5)	125	808

*Totals may not fully add up due to rounding.

Round Mountain

A total of approximately 5,000 metres of drilling was completed at Phase S (south pit layback) and at Phase V (north pit layback). Re-logging of the oxidation boundaries at Phase S was also carried out, resulting in the addition of 53 Au koz. to estimated mineral reserves. The re-logging also improved the geological understanding of Phase W and X (previously termed as W-2).

Round Mountain significant down-hole drill intercepts

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
South Layback
P-4360	338	364	26	1.53
Phase V
P-4372	114	139	24	0.79
P-4376	90	117	27	0.60
P-4369	126	149	23	0.53

For full drill results and explanatory notes, see Appendix B.

p. 18 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Round Mountain Mineral Reserve and Mineral Resource Estimates[4]

	2017 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2018* (Au koz)
Proven and Probable Reserves	2,884	(329)	113	2,668
Measured and Indicated Resources	2,393	(51)	(61)	2,281
Inferred Resources	2,115	(10)	(47)	2,058

*Totals may not fully add up due to rounding.

Curlew Basin Project (Kettle River)

The 2018 program was re-focused to drill targets within and around the Curlew district and Kettle area from the Curlew Basin due to increased mine rehabilitation requirements. A total of approximately 9,000 metres were drilled in 2018. Drilling at the Curlew district (outside of the Curlew Basin Project) has assisted in reinterpretation of the geologic and hydrothermal characteristics of the area drilled. Breccias intersected in some of the holes are consistent with the mineralisation found at Kettle. At the Basin Edge target, drilling intersected veining, alteration, and magnetic susceptibility indicating an epithermal signature. The Company plans to test these district interpretations in 2019.

Tasiast

The Tasiast exploration program focused on the Tasiast mining lease area, including the Gap between West Branch South and the northern edge of the Tasiast Sud license, as well as Piment and the North Mine area (north of Prolongation). During the year, the Company re-allocated part of Tasiast’s budget to Chirano and Bald Mountain when the Tasiast Sud program was put on hold.

Drilling at the Gap highlighted erratic zones of anomalous mineralization along the main Tasiast trend to the south with a general shallow plunge to the south. The drilling spacing along strike is too wide for a meaningful geologic conclusion to be made. The depth extension of the Piment orebody was drilled to test the high-grade shoot beneath Piment pit to assess if it would be suitable for an underground mining study. Results received continue to show the presence of a shallow angle shoot system. The North Mine area drilling resulted in outlining some resource addition from C68 Central.

Tasiast significant down-hole drill intercepts

Hole ID	From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)
C6.8
TA16758RC	87	94	7	6	7.38
TA16759RC	39	63	24	20	2.09
TA16764RC	55	80	25	20	1.47
TA16763RC	13	28	15	12	2.28
TA16763RC	102	116	14	11	2.34
C6.9
TA16672RC	20	38	18	16	2.77
TA16668RC	10	40	30	26	1.30
Piment Deeps

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

TA15040RC	140	161	21	19	4.77
TA14988RD	381	394	13	12	7.57
TA15035RC	144	179	35	34	2.58
TA14986ARD	358	367	9	8	6.31
TA15037RC	190	231	41	39	0.98
West Branch South
TA15999RC	274	280	6	5	7.82
TA15991RC	240	250	10	9	4.30
TA15990RC	112	126	14	12	2.11
TA15065RC	30	46	16	14	1.03

For full drill results and explanatory notes, see Appendix B.

Greenfields exploration update

While brownfields exploration remains Kinross’ core exploration focus, the Company also continues to pursue greenfields opportunities. In 2018, Kinross focused on targets in Nevada, Alaska, the Abitibi region in Quebec and Ontario, Manitoba, areas of Eastern Russia, and northern Finland’s greenstone belts.

Kinross also pursues greenfields opportunities and high margin types of deposits through strategic investments and partnerships with high quality junior exploration companies. The Company believes fostering good relationships with management teams that have a successful track record of discovery, and keeping a solid pipeline of quality targets that demonstrate scope and scale for significant discovery, are key components of the greenfields exploration strategy.

In North America, Kinross explored 11 projects in both JV and 100%-owned Kinross claims. Kinross and its JV partners undertook geochemical sampling, ground and airborne geophysical surveys and drilling programs. Indications of mineralization and prospective targets were generated at several projects, and first and second phase drilling programs were undertaken in 2018. The Company and its JV partners have also identified new opportunities in Nevada, Quebec, Ontario, Manitoba, the Yukon, and Finland, and are assessing potential drilling programs at these projects for 2019.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, February 14, 2019 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (877) 201-0168; Conference ID: 4097875

Outside of Canada & US – +1 (647) 788-4901; Conference ID: 4097875

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Conference ID: 4097875

Outside of Canada & US – +1 (416) 621-4642; Conference ID: 4097875

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2018 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2018 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 20 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 21 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Review of operations

Three months ended December 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2018	2017	2018	2017	2018	2017	2018	2017

Fort Knox	52,194	95,182	51,889	94,724	$49.1	$58.7	$946	$620
Round Mountain	96,715	98,249	91,769	104,198	70.0	81.6	763	783
Bald Mountain	47,211	105,080	68,288	99,363	46.9	47.0	687	473
Kettle River - Buckhorn	-	3,906	-	3,949	-	0.4	-	101
Paracatu	145,634	66,023	152,395	62,843	116.6	59.8	765	952
Maricunga	7,226	19,039	19,399	11,201	16.1	6.9	830	616
Americas Total	348,980	387,479	383,740	376,278	298.7	254.4	778	676

Kupol	123,478	145,301	124,408	141,518	68.7	73.8	552	521
Russia Total	123,478	145,301	124,408	141,518	68.7	73.8	552	521

Tasiast	91,548	60,274	83,780	54,993	69.5	43.0	830	782
Chirano (100%)	51,273	66,285	49,173	61,973	39.5	43.3	803	699
West Africa Total	142,821	126,559	132,953	116,966	109.0	86.3	820	738

Operations Total	615,279	659,339	641,101	634,762	476.4	414.5	743	653
Less Chirano non-controlling interest (10%)	(5,127)	(6,629)	(4,918)	(6,197)	(4.0)	(4.3)
Attributable Total	610,152	652,710	636,183	628,565	$472.4	$410.2	$743	$653

Years ended December 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2018	2017	2018	2017	2018	2017	2018	2017

Fort Knox	255,569	381,115	256,037	381,779	$214.4	$239.9	$837	$628
Round Mountain	385,601	436,932	381,478	438,051	277.6	302.5	728	691
Bald Mountain	284,646	282,715	318,091	262,916	174.1	168.9	547	642
Kettle River - Buckhorn	-	76,570	927	77,087	-	36.8	-	477
Paracatu	521,575	359,959	523,417	356,251	430.5	310.2	822	871
Maricunga	60,066	91,127	89,959	41,316	65.7	19.9	730	482
Americas Total	1,507,457	1,628,418	1,569,909	1,557,400	1,162.3	1,078.2	740	692

Kupol	489,947	580,451	494,835	577,007	288.2	300.9	582	521
Russia Total	489,947	580,451	494,835	577,007	288.2	300.9	582	521

Tasiast	250,965	243,240	243,241	236,256	237.3	178.2	976	754
Chirano (100%)	226,699	246,027	224,927	251,212	172.7	200.1	768	797
West Africa Total	477,664	489,267	468,168	487,468	410.0	378.3	876	776

Operations Total	2,475,068	2,698,136	2,532,912	2,621,875	1,860.5	1,757.4	735	670
Less Chirano non-controlling interest (10%)	(22,670)	(24,603)	(22,493)	(25,121)	(17.3)	(20.0)
Attributable Total	2,452,398	2,673,533	2,510,419	2,596,754	$1,843.2	$1,737.4	$734	$669

p. 22 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(expressed in millions of United States dollars, except share amounts)

	As at
	December 31,	December 31,
	2018	2017

Assets
Current assets
Cash and cash equivalents	$349.0	$1,025.8
Restricted cash	12.7	12.1
Accounts receivable and other assets	101.4	91.3
Current income tax recoverable	79.0	43.9
Inventories	1,052.0	1,094.3
Unrealized fair value of derivative assets	3.8	17.0
	1,597.9	2,284.4
Non-current assets
Property, plant and equipment	5,519.1	4,887.2
Goodwill	162.7	162.7
Long-term investments	155.9	188.0
Investments in joint ventures and associate	18.3	23.7
Unrealized fair value of derivative assets	0.8	3.9
Other long-term assets	564.1	574.0
Deferred tax assets	45.0	33.3
Total assets	$8,063.8	$8,157.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$465.9	$482.6
Current income tax payable	21.7	35.1
Current portion of provisions	72.6	66.5
Current portion of unrealized fair value of derivative liabilities	22.2	1.1
Deferred payment obligation	30.0	-
	612.4	585.3
Non-current liabilities
Long-term debt	1,735.0	1,732.6
Provisions	816.4	830.5
Unrealized fair value of derivative liabilities	9.6	0.2
Other long-term liabilities	97.9	133.8
Deferred tax liabilities	265.2	255.6
Total liabilities	3,536.5	3,538.0

Equity
Common shareholders' equity
Common share capital	$14,913.4	$14,902.5
Contributed surplus	239.8	240.7
Accumulated deficit	(10,548.0)	(10,580.7)
Accumulated other comprehensive income (loss)	(98.5)	21.1
Total common shareholders' equity	4,506.7	4,583.6
Non-controlling interest	20.6	35.6
Total equity	4,527.3	4,619.2
Total liabilities and equity	$8,063.8	$8,157.2

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,250,228,821	1,247,003,940

p. 23 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(expressed in millions of United States dollars, except share and per share amounts)
	Years ended
	December 31,	December 31,
	2018	2017

Revenue
Metal sales	$3,212.6	$3,303.0

Cost of sales
Production cost of sales	1,860.5	1,757.4
Depreciation, depletion and amortization	772.4	819.4
Impairment, net of reversals	-	21.5
Total cost of sales	2,632.9	2,598.3
Gross profit	579.7	704.7
Other operating expense	137.0	129.6
Exploration and business development	109.2	106.0
General and administrative	133.0	132.6
Operating earnings	200.5	336.5
Other income (expense) - net	3.2	188.1
Equity in losses of joint ventures and associate	(0.3)	(1.3)
Finance income	11.0	13.5
Finance expense	(101.2)	(117.8)
Earnings before tax	113.2	419.0
Income tax (expense) recovery - net	(138.8)	23.2
Net (loss) earnings	$(25.6)	$442.2
Net (loss) earnings attributable to:
Non-controlling interest	$(2.0)	$(3.2)
Common shareholders	$(23.6)	$445.4

(Loss) earnings per share attributable to common shareholders
Basic	$(0.02)	$0.36
Diluted	$(0.02)	$0.35

Weighted average number of common shares outstanding (millions)
Basic	1,249.5	1,246.6
Diluted	1,249.5	1,257.0

p. 24 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of United States dollars)
	Years ended
	December 31,	December 31,
	2018	2017
Net inflow (outflow) of cash related to the following activities:

Operating:
Net (loss) earnings	$(25.6)	$442.2
Adjustments to reconcile net (loss) earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	772.4	819.4
Gain on disposition of associate and other interests - net	(2.1)	(55.2)
Impairment, net of reversals	-	(75.5)
Equity in losses of joint ventures and associate	0.3	1.3
Share-based compensation expense	14.6	13.6
Finance expense	101.2	117.8
Deferred tax expense (recovery)	8.9	(76.4)
Foreign exchange losses (gains) and other	12.5	(31.9)
Reclamation (recovery) expense	(8.0)	11.4
Changes in operating assets and liabilities:
Accounts receivable and other assets	(22.7)	108.6
Inventories	(5.7)	(86.7)
Accounts payable and accrued liabilities	69.8	(48.5)
Cash flow provided from operating activities	915.6	1,140.1
Income taxes paid	(126.9)	(188.5)
Net cash flow provided from operating activities	788.7	951.6

Investing:
Additions to property, plant and equipment	(1,043.4)	(897.6)
Acquisitions	(304.2)	-
Net additions to long-term investments and other assets	(52.9)	(73.8)
Net proceeds from the sale of property, plant and equipment	6.4	8.5
Net proceeds from disposition of associate and other interests	-	269.6
Increase in restricted cash	(0.6)	(0.5)
Interest received and other	7.7	6.6
Net cash flow used in investing activities	(1,387.0)	(687.2)
Financing:
Net proceeds from issuance/drawdown of debt	80.0	494.7
Repayment of debt	(80.0)	(500.0)
Interest paid	(57.9)	(62.9)
Issuance of common shares on exercise of options	0.5	0.8
Dividend paid to non-controlling interest	(13.0)	-
Other	(2.2)	(1.6)
Net cash flow used in financing activities	(72.6)	(69.0)
Effect of exchange rate changes on cash and cash equivalents	(5.9)	3.4
(Decrease) increase in cash and cash equivalents	(676.8)	198.8
Cash and cash equivalents, beginning of period	1,025.8	827.0
Cash and cash equivalents, end of period	$349.0	$1,025.8

p. 25 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q4 2018	100	5,645	2,856	2,927	0.44	0.19	83%	52,194	51,889	$ 49.1	$ 946	$ 30.5	$ 21.9
		Q3 2018	100	5,306	2,718	3,262	0.42	0.19	81%	51,984	52,197	53.0	$ 1,015	32.6	26.0
		Q2 2018	100	4,620	3,106	4,279	0.44	0.18	80%	71,463	72,340	70.1	$ 969	16.8	38.8
		Q1 2018	100	9,075	3,110	5,839	0.70	0.20	82%	79,928	79,611	42.2	$ 530	9.6	23.0
		Q4 2017	100	8,276	3,239	4,464	0.96	0.23	82%	95,182	94,724	58.7	$ 620	27.3	23.6
	Round Mountain	Q4 2018	100	4,386	987	4,172	1.38	0.43	83%	96,715	91,769	$ 70.0	$ 763	$ 68.0	$ 9.6
		Q3 2018	100	5,023	980	4,410	1.43	0.42	82%	94,153	96,496	69.0	$ 715	47.1	12.7
		Q2 2018	100	4,721	853	4,361	1.44	0.37	86%	97,650	95,432	72.0	$ 754	43.6	13.9
		Q1 2018	100	7,893	832	8,175	1.62	0.28	86%	97,083	97,781	66.6	$ 681	26.4	14.8
		Q4 2017	100	5,429	864	4,201	1.46	0.46	84%	98,249	104,198	81.6	$ 783	66.2	15.3
	Bald Mountain (8)	Q4 2018	100	4,929	-	5,406	-	0.47	nm	47,211	68,288	$ 46.9	$ 687	$ 40.4	$ 22.4
		Q3 2018	100	7,106	-	5,806	-	0.38	nm	72,560	90,931	53.4	$ 587	44.2	29.3
		Q2 2018	100	7,109	-	7,109	-	0.48	nm	71,435	60,730	27.7	$ 456	44.9	20.8
		Q1 2018	100	5,333	-	5,333	-	0.38	nm	93,440	98,142	46.1	$ 470	20.4	27.2
		Q4 2017	100	5,691	-	5,691	-	0.72	nm	105,080	99,363	47.0	$ 473	46.6	28.6
	Kettle River- Buckhorn	Q4 2018	100	-	-	-	-	-	0%	-	-	$ -	$ -	$ -	$ -
		Q3 2018	100	-	-	-	-	-	0%	-	-	-	$ -	-	-
		Q2 2018	100	-	-	-	-	-	0%	-	-	-	$ -	-	-
		Q1 2018	100	-	-	-	-	-	0%	-	927	-	$ -	-	-
		Q4 2017	100	-	-	-	-	-	0%	3,906	3,949	0.4	$ 101	-	-
	Paracatu	Q4 2018	100	11,680	13,479	-	0.44	-	81%	145,634	152,395	$ 116.6	$ 765	$ 33.3	$ 41.7
		Q3 2018	100	12,565	13,547	-	0.38	-	76%	126,515	125,700	97.6	$ 776	25.1	42.2
		Q2 2018	100	11,677	14,074	-	0.37	-	75%	121,226	117,043	100.4	$ 858	23.7	30.8
		Q1 2018	100	11,988	13,041	-	0.36	-	77%	128,200	128,279	115.9	$ 903	15.5	34.2
		Q4 2017	100	6,895	8,331	-	0.40	-	75%	66,023	62,843	59.8	$ 952	32.5	26.2
	Maricunga (8)	Q4 2018	100	-	-	-	-	-	nm	7,226	19,399	$ 16.1	$ 830	$ -	$ 0.6
		Q3 2018	100	-	-	-	-	-	nm	10,808	30,442	22.4	$ 736	-	1.1
		Q2 2018	100	-	-	-	-	-	nm	19,866	17,764	11.7	$ 659	-	0.8
		Q1 2018	100	-	-	-	-	-	nm	22,166	22,354	15.5	$ 693	-	1.5
		Q4 2017	100	-	-	-	-	-	nm	19,039	11,201	6.9	$ 616	1.3	1.1
Russia	Kupol (3)(4)(6)	Q4 2018	100	400	425	-	8.77	-	95%	123,478	124,408	$ 68.7	$ 552	$ 19.4	$ 30.1
		Q3 2018	100	412	439	-	8.69	-	95%	125,870	123,624	81.3	$ 658	22.0	32.0
		Q2 2018	100	412	430	-	8.42	-	95%	120,418	124,179	73.6	$ 593	11.2	33.0
		Q1 2018	100	412	427	-	8.58	-	95%	120,181	122,624	64.6	$ 527	10.8	38.4
		Q4 2017	100	487	425	-	10.38	-	95%	145,301	141,518	73.8	$ 521	19.1	43.3
West Africa	Tasiast	Q4 2018	100	3,267	1,301	-	2.19	-	94%	91,548	83,780	$ 69.5	$ 830	$ 71.1	$ 28.5
		Q3 2018	100	2,187	947	924	1.72	0.42	91%	53,363	50,549	66.2	$ 1,310	98.1	29.1
		Q2 2018	100	966	750	755	1.88	0.29	91%	47,276	48,409	54.8	$ 1,132	101.4	18.9
		Q1 2018	100	1,786	736	279	2.26	0.36	93%	58,778	60,503	46.8	$ 774	157.8	19.0
		Q4 2017	100	2,534	807	318	2.28	0.69	92%	60,274	54,993	43.0	$ 782	119.3	17.8
	Chirano - 100%	Q4 2018	90	527	840	-	2.08	-	92%	51,273	49,173	$ 39.5	$ 803	$ 5.7	$ 28.3
		Q3 2018	90	505	908	-	2.10	-	92%	56,675	53,915	41.7	$ 773	6.9	30.8
		Q2 2018	90	458	873	-	2.23	-	92%	58,572	57,399	44.6	$ 777	5.0	31.4
		Q1 2018	90	523	885	-	2.34	-	92%	60,179	64,440	46.9	$ 728	6.4	33.3
		Q4 2017	90	496	878	-	2.52	-	92%	66,285	61,973	43.3	$ 699	10.9	32.5
	Chirano - 90%	Q4 2018	90	527	840	-	2.08	-	92%	46,146	44,255	$ 35.5	$ 802	$ 5.1	$ 25.5
		Q3 2018	90	505	908	-	2.10	-	92%	51,007	48,524	37.6	$ 775	6.2	27.7
		Q2 2018	90	458	873	-	2.23	-	92%	52,715	51,659	40.1	$ 776	4.5	28.3
		Q1 2018	90	523	885	-	2.34	-	92%	54,161	57,996	42.2	$ 728	5.8	30.0
		Q4 2017	90	496	878	-	2.52	-	92%	59,656	55,776	39.0	$ 699	9.8	29.3

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q4 2018: 73.35 g/t, 83.5%; Q3 2018: 72.38 g/t, 85.5%; Q2 2018: 68.65 g/t, 84%; Q1 2018: 69.35 g/t, 81.0%; Q4 2017: 81.85 g/t, 82.8%
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q4 2018: 84.42:1; Q3 2018: 80.80:1; Q2 2018: 79.00:1; Q1 2018: 79.25:1; Q4 2017: 76.22:1
(6)	Dvoinoye ore processed and grade were as follows: Q4 2018: 104,495, 9.82 g/t; Q3 2018: 106,918, 10.03 g/t; Q2 2018: 121,739, 9.22 g/t; Q1 2018: 103,369, 10.13 g/t; Q4 2017: 127,671 tonnes, 13.44 g/t
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	"nm" means not meaningful.

p. 26 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings (loss) for the periods presented:

	Adjusted Net Earnings
(in millions, except per share amounts)	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017

Net (loss) earnings attributable to common shareholders - as reported	$(27.7)	$217.6	$(23.6)	$445.4
Adjusting items:
Foreign exchange losses (gains)	5.5	(0.2)	4.3	4.9
(Gains) losses on disposition of associate and interests and other assets - net	(0.1)	(47.3)	0.8	(57.1)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	8.3	10.9	62.0	-
Brazil power plant acquisition related costs	-	-	3.4	-
Impairment, net of reversals(a)	-	21.5	-	(75.5)
Taxes in respect of prior periods	36.3	2.7	59.9	41.7
Mine curtailment and suspension related costs	-	1.5	-	16.6
Reclamation and remediation (recovery) expense	(8.0)	(2.4)	(3.5)	9.5
Tasiast Phase One commissioning costs	-	- #	6.4	-
Fort Knox pit wall slide related costs	16.5	- #	37.9	-
Chile weather event related costs	-	-	-	3.3
Insurance recoveries	-	-	-	(17.5)
Settlement of a royalty agreement	-	(9.9)	-	(9.9)
U.S. Tax Reform impact	(8.7)	(93.4)	(8.7)	(93.4)
Other(b)	-	-	0.9	1.2
Tax effect of the above adjustments	(8.6)	(84.7)	(11.7)	(90.5)
	41.2	(201.3)	151.7	(266.7)
Adjusted net earnings attributable to common shareholders	$13.5	$16.3	$128.1	$178.7
Weighted average number of common shares outstanding - Basic	1,250.2	1,247.0	1,249.5	1,246.6
Adjusted net earnings per share	$0.01	$0.01	$0.10	$0.14

(a)	During the year ended December 31, 2017, the Company recognized an impairment charge related to Paracatu of $253.0 million and reversal of impairment charges of $231.5 million related to property, plant and equipment at Tasiast and Fort Knox. The Company also recognized a reversal of impairment charges related to the disposal of its 25% interest in Cerro Casale of $97.0 million during the year ended December 31, 2017.
(b)	“Other” includes non-hedge derivatives losses.

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 27 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions)	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017

Net cash flow provided from operating activities - as reported	$183.5	$366.4	$788.7	$951.6

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(95.4)	(142.0)	22.7	(108.6)
Inventories	19.8	20.9	5.7	86.7
Accounts payable and other liabilities, including income taxes paid	27.9	118.9	57.1	237.0
	(47.7)	(2.2)	85.5	215.1
Adjusted operating cash flow	$135.8	$364.2	$874.2	$1,166.7

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017

Production cost of sales - as reported	$476.4	$414.5	$1,860.5	$1,757.4
Less: portion attributable to Chirano non-controlling interest	(4.0)	(4.3)	(17.3)	(20.0)
Attributable production cost of sales	$472.4	$410.2	$1,843.2	$1,737.4

Gold equivalent ounces sold	641,101	634,762	2,532,912	2,621,875
Less: portion attributable to Chirano non-controlling interest	(4,918)	(6,197)	(22,493)	(25,121)
Attributable gold equivalent ounces sold	636,183	628,565	2,510,419	2,596,754
Consolidated production cost of sales per equivalent ounce sold	$743	$653	$735	$670
Attributable production cost of sales per equivalent ounce sold	$743	$653	$734	$669

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

p. 28 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017

Production cost of sales - as reported	$476.4	$414.5	$1,860.5	$1,757.4
Less: portion attributable to Chirano non-controlling interest	(4.0)	(4.3)	(17.3)	(20.0)
Less: attributable silver revenues	(15.2)	(19.5)	(66.4)	(86.5)
Attributable production cost of sales net of silver by-product revenue	$457.2	$390.7	$1,776.8	$1,650.9

Gold ounces sold	628,842	619,467	2,480,529	2,553,178
Less: portion attributable to Chirano non-controlling interest	(4,912)	(6,186)	(22,460)	(25,070)
Attributable gold ounces sold	623,930	613,281	2,458,069	2,528,108
Attributable production cost of sales per ounce sold on a by-product basis	$733	$637	$723	$653

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 29 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017

Production cost of sales - as reported	$476.4	$414.5	$1,860.5	$1,757.4
Less: portion attributable to Chirano non-controlling interest(1)	(4.0)	(4.3)	(17.3)	(20.0)
Less: attributable(2) silver revenues(3)	(15.2)	(19.5)	(66.4)	(86.5)
Attributable(2) production cost of sales net of silver by-product revenue	$457.2	$390.7	$1,776.8	$1,650.9
Adjusting items on an attributable(2) basis:
General and administrative(4)	32.8	33.8	133.0	132.6
Other operating expense - sustaining(5)	(20.2)	7.6	6.2	43.3
Reclamation and remediation - sustaining(6)	11.6	17.0	52.2	82.9
Exploration and business development - sustaining(7)	12.3	20.9	53.2	59.4
Additions to property, plant and equipment - sustaining(8)	102.2	151.2	335.0	421.5
All-in Sustaining Cost on a by-product basis - attributable(2)	$595.9	$621.2	$2,356.4	$2,390.6
Other operating expense - non-sustaining(5)	15.3	(4.7)	48.7	39.5
Reclamation and remediation - non-sustaining(6)	1.9	12.8	7.5	17.4
Exploration - non-sustaining(7)	19.9	12.8	55.4	45.8
Additions to property, plant and equipment - non-sustaining(8)	170.0	160.3	665.0	448.7
All-in Cost on a by-product basis - attributable(2)	$803.0	$802.4	$3,133.0	$2,942.0
Gold ounces sold	628,842	619,467	2,480,529	2,553,178
Less: portion attributable to Chirano non-controlling interest(9)	(4,912)	(6,186)	(22,460)	(25,070)
Attributable(2) gold ounces sold	623,930	613,281	2,458,069	2,528,108
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$955	$1,013	$959	$946
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,287	$1,308	$1,275	$1,164

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 30 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017

Production cost of sales - as reported	$476.4	$414.5	$1,860.5	$1,757.4
Less: portion attributable to Chirano non-controlling interest(1)	(4.0)	(4.3)	(17.3)	(20.0)
Attributable(2) production cost of sales	$472.4	$410.2	$1,843.2	$1,737.4
Adjusting items on an attributable(2) basis:
General and administrative(4)	32.8	33.8	133.0	132.6
Other operating expense - sustaining(5)	(20.2)	7.6	6.2	43.3
Reclamation and remediation - sustaining(6)	11.6	17.0	52.2	82.9
Exploration and business development - sustaining(7)	12.3	20.9	53.2	59.4
Additions to property, plant and equipment - sustaining(8)	102.2	151.2	335.0	421.5
All-in Sustaining Cost - attributable(2)	$611.1	$640.7	$2,422.8	$2,477.1
Other operating expense - non-sustaining(5)	15.3	(4.7)	48.7	39.5
Reclamation and remediation - non-sustaining(6)	1.9	12.8	7.5	17.4
Exploration - non-sustaining(7)	19.9	12.8	55.4	45.8
Additions to property, plant and equipment - non-sustaining(8)	170.0	160.3	665.0	448.7
All-in Cost - attributable(2)	$818.2	$821.9	$3,199.4	$3,028.5
Gold equivalent ounces sold	641,101	634,762	2,532,912	2,621,875
Less: portion attributable to Chirano non-controlling interest(9)	(4,918)	(6,197)	(22,493)	(25,121)
Attributable(2) gold equivalent ounces sold	636,183	628,565	2,510,419	2,596,754
Attributable(2) all-in sustaining cost per equivalent ounce sold	$961	$1,019	$965	$954
Attributable(2) all-in cost per equivalent ounce sold	$1,286	$1,308	$1,274	$1,166

(1)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(2)	“Attributable” includes Kinross' share of Chirano (90%) production.
(3)	“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(4)	“General and administrative” expenses is as reported on the consolidated statement of operations. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(5)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(6)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(7)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.
(8)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2018, primarily relate to projects at Tasiast, Round Mountain, and Bald Mountain.
(9)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(10)	“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

p. 31 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

2018 Annual Mineral Reserve and Resource Statement

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT GOLD PROVEN AND PROBABLE MINERAL RESERVES(1,3,4,5,6,8) Kinross Gold Corporation's Share at December 31, 2018
	Location	Kinross Interest	Proven			Probable			Proven and Probable
			Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain	USA	100.0%	2,666	1.0	84	63,984	0.6	1,263	66,650	0.6	1,347
Fort Knox	USA	100.0%	45,729	0.4	588	221,844	0.3	2,448	267,573	0.4	3,036
Round Mountain	USA	100.0%	31,595	0.5	533	82,298	0.8	2,135	113,893	0.7	2,668
SUBTOTAL			79,990	0.5	1,205	368,126	0.5	5,846	448,116	0.5	7,051
SOUTH AMERICA
La Coipa [8]	Chile	100.0%	59	1.6	3	15,630	1.7	842	15,689	1.7	845
Paracatu	Brazil	100.0%	470,953	0.4	6,162	119,675	0.5	1,776	590,628	0.4	7,938
SUBTOTAL			471,012	0.4	6,165	135,305	0.6	2,618	606,317	0.5	8,783
AFRICA
Chirano	Ghana	90.0%	2,255	1.1	76	3,798	2.8	339	6,053	2.1	415
Tasiast	Mauritania	100.0%	34,749	1.2	1,335	85,168	2.2	6,105	119,917	1.9	7,440
SUBTOTAL			37,004	1.2	1,411	88,966	2.3	6,444	125,970	1.9	7,855
RUSSIA
Dvoinoye	Russia	100.0%	1,537	5.0	246	751	9.0	216	2,288	6.3	462
Kupol	Russia	100.0%	845	8.6	235	4,255	8.3	1,135	5,100	8.4	1,370
SUBTOTAL			2,382	6.3	481	5,006	8.4	1,351	7,388	7.7	1,832

TOTAL GOLD			590,388	0.5	9,262	597,403	0.8	16,259	1,187,791	0.7	25,521

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT SILVER PROVEN AND PROBABLE MINERAL RESERVES(1,3,4,5,6,8) Kinross Gold Corporation's Share at December 31, 2018
	Location	Kinross Interest	Proven			Probable			Proven and Probable
			Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain	USA	100.0%	0	0.0	0	8,226	6.3	1,669	8,226	6.3	1,669
SUBTOTAL			0	0.0	0	8,226	6.3	1,669	8,226	6.3	1,669
SOUTH AMERICA
La Coipa [8]	Chile	100.0%	59	277.2	527	15,630	71.3	35,852	15,689	72.1	36,379
SUBTOTAL			59	277.2	527	15,630	71.3	35,852	15,689	72.1	36,379
RUSSIA
Dvoinoye	Russia	100.0%	1,537	9.3	460	751	12.9	311	2,288	10.5	771
Kupol	Russia	100.0%	845	93.4	2,539	4,255	91.8	12,563	5,100	92.1	15,102
SUBTOTAL			2,382	39.2	2,999	5,006	80.0	12,874	7,388	66.8	15,873

TOTAL SILVER			2,441	44.9	3,526	28,862	54.3	50,395	31,303	53.6	53,921

p. 32 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Measured and Indicated Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT GOLD MEASURED AND INDICATED MINERAL RESOURCES(2,3,4,5,6,7,8) Kinross Gold Corporation's Share at December 31, 2018
	Location	Kinross Interest	Measured			Indicated			Measured and Indicated
			Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain	USA	100.0%	14,985	0.6	310	161,913	0.6	2,984	176,898	0.6	3,294
Fort Knox	USA	100.0%	6,460	0.4	74	149,219	0.4	1,723	155,679	0.4	1,797
Round Mountain	USA	100.0%	0	0.0	0	95,831	0.7	2,281	95,831	0.7	2,281
SUBTOTAL			21,445	0.6	384	406,963	0.5	6,988	428,408	0.5	7,372
SOUTH AMERICA
La Coipa [8]	Chile	100.0%	2,612	2.2	186	12,825	1.7	719	15,437	1.8	905
Lobo Marte	Chile	100.0%	96,646	1.1	3,525	88,720	1.2	3,489	185,366	1.2	7,014
Maricunga	Chile	100.0%	35,908	0.8	937	209,097	0.7	4,492	245,005	0.7	5,429
Paracatu	Brazil	100.0%	123,629	0.3	1,250	144,211	0.4	1,763	267,840	0.3	3,013
SUBTOTAL			258,795	0.7	5,898	454,853	0.7	10,463	713,648	0.7	16,361
AFRICA
Chirano	Ghana	90.0%	3,043	1.9	191	7,455	2.4	574	10,498	2.3	765
Tasiast	Mauritania	100.0%	4,576	0.7	106	70,109	1.2	2,815	74,685	1.2	2,921
SUBTOTAL			7,619	1.2	297	77,564	1.4	3,389	85,183	1.3	3,686
RUSSIA
Dvoinoye	Russia	100.0%	3	7.0	1	33	6.4	7	36	6.4	8
Kupol	Russia	100.0%	58	10.2	19	1,345	7.7	335	1,403	7.8	354
SUBTOTAL			61	10.0	20	1,378	7.7	342	1,439	7.8	362

TOTAL GOLD			287,920	0.7	6,599	940,758	0.7	21,182	1,228,678	0.7	27,781

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT SILVER MEASURED AND INDICATED MINERAL RESOURCES(2,3,4,5,6,7,8) Kinross Gold Corporation's Share at December 31, 2018
	Location	Kinross Interest	Measured			Indicated			Measured and Indicated
			Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain	USA	100.0%	0	0.0	0	5,435	7.8	1,359	5,435	7.8	1,359
SUBTOTAL			0	0.0	0	5,435	7.8	1,359	5,435	7.8	1,359
SOUTH AMERICA
La Coipa [8]	Chile	100.0%	2,612	38.3	3,214	12,825	59.8	24,658	15,437	56.2	27,872
SUBTOTAL			2,612	38.3	3,214	12,825	59.8	24,658	15,437	56.2	27,872
RUSSIA
Dvoinoye	Russia	100.0%	3	10.5	1	33	8.7	9	36	8.8	10
Kupol	Russia	100.0%	58	113.2	212	1,345	108.9	4,711	1,403	109.1	4,923
SUBTOTAL			61	108.6	213	1,378	106.5	4,720	1,439	106.6	4,933

TOTAL SILVER			2,673	39.9	3,427	19,638	48.7	30,737	22,311	47.6	34,164

p. 33 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT GOLD INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8) Kinross Gold Corporation's Share at December 31, 2018
	Location	Kinross Interest	Inferred
			Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain	USA	100.0%	62,982	0.4	845
Fort Knox	USA	100.0%	88,652	0.3	808
Round Mountain	USA	100.0%	82,086	0.8	2,058
SUBTOTAL			233,720	0.5	3,711
SOUTH AMERICA
La Coipa [8]	Chile	100.0%	2,130	1.5	102
Lobo Marte	Chile	100.0%	2,003	1.1	69
Maricunga	Chile	100.0%	53,133	0.6	1,044
Paracatu	Brazil	100.0%	48,107	0.2	350
SUBTOTAL			105,373	0.5	1,565
AFRICA
Chirano	Ghana	90.0%	3,690	2.7	325
Tasiast	Mauritania	100.0%	5,984	2.2	420
SUBTOTAL			9,674	2.4	745
RUSSIA
Dvoinoye	Russia	100.0%	87	21.8	61
Kupol	Russia	100.0%	1,828	7.8	458
SUBTOTAL			1,915	8.4	519

TOTAL GOLD			350,682	0.6	6,540

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT SILVER INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8) Kinross Gold Corporation's Share at December 31, 2018
	Location	Kinross Interest	Inferred
			Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain	USA	100.0%	758	2.9	72
SUBTOTAL			758	2.9	72
SOUTH AMERICA
La Coipa [8]	Chile	100.0%	2,130	45.4	3,111
SUBTOTAL			2,130	45.4	3,111
RUSSIA
Dvoinoye	Russia	100.0%	87	17.4	49
Kupol	Russia	100.0%	1,828	98.2	5,770
SUBTOTAL			1,915	94.5	5,819

TOTAL SILVER			4,803	58.3	9,002

p. 34 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 1,200 per ounce and a silver price of $US 17.00 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Rouble to $US 60

Chilean Peso to $US 650

Brazilian Real to $US 3.40

Ghanaian Cedi to $US 4.00

Mauritanian Ouguiya to $US 33

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1,400 per ounce and a silver price of $US 20.00 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(3) The Company’s mineral reserve and mineral resource estimates as at December 31, 2018 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects" (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. The CIM Definition Standards differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7.

(5) The Company's mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101.

(6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(7) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(8) Includes mineral resources from the Puren deposit in which the Company holds a 65% interest.

p. 35 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Mineral Reserve and Mineral Resource Definitions

A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

p. 36 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include): “2018 fourth-quarter and full-year highlights”, “2019 outlook”, “Organic development projects”, “CEO Commentary”, “Operating results”, “Organic development projects”, “Outlook”, “2018 Mineral Reserves and Mineral Resources update” and “Exploration Update” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; continuous improvement initiatives; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “anticipate”, “assumption”, “believe”, “estimates”, ‘‘expects’’, “forecast”, “focus”, “forward”, “guidance”, “initiative”, “measures”, “on budget”, “on schedule”, “outlook”, “plan”, “potential”, “progress”, “project”, “projection”, “promising”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the potential for operational challenges at Fort Knox resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation; the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase One and Phase Two expansions or any such alternate expansion that the Company decides to pursue and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment; operation of the SAG mill at Tasiast; exploration license conversions at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; and the renewal of the Chirano mining lease; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited amendments to the VAT) and the potential implementation of a new tax code, in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, the European Union’s General Data Protection Regulation and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu), and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining an investment grade rating consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that the Tasiast project financing will proceed in a manner consistent with our current expectations; and (17) litigation and regulatory proceedings and the potential ramifications thereof being concluded in a manner consistent with the Company’s expectations (including without limitation the ongoing litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom) . Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2018 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 37 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

p. 38 Kinross reports 2018 fourth-quarter and full-year results	www.kinross.com